EXHIBIT 99.1

Vicinity Motor Corp. Notification of Workout Plan Conclusion Without Successful Financial Restructuring

VANCOUVER, BC / ACCESSWIRE / October 11, 2024 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has not been successful renegotiating terms with Royal Bank of Canada (“RBC”) or Export Development Canada (“EDC” and together with RBC, the “Creditors”).

As disclosed in the Company’s publicly filed interim financial statements for the three months ended March 31, 2024, the credit facilities were set be renewed on a yearly basis, at the discretion of the Creditors, on July 16, 2024. The Company had actively been working with RBC and EDC on securing a renewal, but as previously announced by the Company, on August 9, 2024, the Creditors exercised their discretion not to renew the credit facilities and provided the Company with Notice of Intention to Enforce Security pursuant to subsection 244(1) of the Bankruptcy and Insolvency Act (Canada).

Additionally, in early August, RBC restricted the Company’s access to certain assets without advance notice which gravely impeded the Company’s ability to operate at that time. Accordingly, the Company has been severely constrained in its ability to manage its finances, including vendor and customer obligations.

On August 21, 2024, the Company announced that it had reached an agreement with RBC to enter into a Workout Plan (“Plan”) period whereby the Company would continue to operate on a limited basis while protecting and monetizing Company assets and endeavoring toward a financial restructuring. During the Plan period, the Creditor-imposed constraints were enhanced resulting in further financial and operational stress. The Company has continued to negotiate with the Creditors in good-faith during the Plan period to evaluate potential solutions to enable the Company to carry on in some form in the future. Moreover, the Company had expected that a restructuring of current debt would remove RBC’s restrictions and create an environment that would lead to further capital injection supporting the Company’s long-term financial plan. The conclusion of the Plan period is October 11, 2024 as previously announced.

The Company believes that the Creditors will proceed toward receivership enforcement impeding the Company’s ability to continue to operate. If that happens, the Company will likely be forced to lay off its remaining staff and cease operations.

However, as of the end of the day on Friday October 11, 2024 the Company did not receive any definitive information for how the Creditors will proceed.

The Company also provides an update to its news release dated September 25, 2024, announcing its update about its management cease trade order (MCTO) relating to the late filing of the Company’s interim financial statements, MD&A (management’s discussion and analysis), and applicable chief executive officer and chief financial officer certifications for the six months ended June 30, 2024.

The Company’s principal regulator, the British Columbia Securities Commission, granted the MCTO on August 15, 2024, under National Policy 12-203 - Management Cease Trader Orders. Pursuant to the MCTO, the chief executive officer and the chief financial officer of the Company may not trade in securities of the Company until such time as the Company files the interim filings and the commission revokes the MCTO. The MCTO does not affect the ability of shareholders to trade their securities. The Company’s board of directors and management are experiencing the challenges described in this news release; however the uncertainty means the Company continues to work with its accounting team and other stakeholders as it relates to the interim filings. If the Company is not able to file its interim filings for the six months ended June 30, 2024 by October 18, 2024, the British Columbia Securities Commission will issue a broad failure to file cease trade order and no shares of the Company will be permitted to be traded in Canada.

Until the interim filings are filed, the Company intends to comply with the provisions of the alternative information guidelines as set out in NP 12-203 for as long as it remains in default, including the issuance of biweekly default status reports in the form of a news release. The Company has imposed an insider trading blackout pending the filing of the interim filings.

The Company confirms that, since the date of the announcement: (i) there has been no material change to the information set out in the announcement that has not been generally disclosed; (ii) there has not been any other specified default by the Company under NP 12-203; (iii) the Company is not subject to any insolvency proceedings as of the date of this news release, though the Company has entered into the Plan with its secured lenders as disclosed in the Company’s news release dated August 21, 2024 and which Plan expires today though the Creditors have not specifically advised that a receivership order will be sought as described elsewhere in this news release; and (iv) there is no material information concerning the affairs of the Company that has not been generally disclosed.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. In particular, and without limitation, this news release contains forward-looking statements respecting the Company’s expectations about the Creditors proceeding toward receivership and the inability of the Company to continue to operate. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include the ongoing discussions with the Creditors and impact of a receivership order on the Company if obtained; uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.